Mail Stop 7010

                                                January 18, 2006

Mr. Robert F. Hull, Jr.
Lowe`s Companies, Inc.
1000 Lowe`s Blvd.
Mooresville, NC 28117


	RE:	Lowe`s Companies, Inc.
      Form 10-K for the year ended January 28, 2005
		Filed April 13, 2005
      File No. 1-7898

Dear Mr. Hull:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended January 28, 2005

Consolidated Statements of Earnings, page 27
1. We note the emphasis throughout your filing concerning your Installed Sales initiative. You also emphasize that sales in this category will increase at a higher rate than the overall company increases. Rule 5-03(b)(1) and (2) of Regulation S-X requires that if such sales, or related costs exceed 10% of revenues or cost of sales they shall be presented separately. With a view towards expanded disclosures in future filings, please tell us what consideration you have given to this requirement. Please address rental income and other categories as well.

Consolidated Balance Sheets, page 28
2. We note that your inventory has increased substantially and at a much higher rate than sales. We assume this is due to the R3 initiative which you briefly discuss elsewhere in the filing, including MD&A. In future filings please consider providing a more comprehensive discussion concerning significant changes in working capital such that the underlying reason is analyzed in the context of the impact on working capital and liquidity. For example, we note that you describe the program in the Business section and in MD&A you mention that it impacted inventories in 2004. Consider providing a more forward -looking discussion about how this program will impact your financial position and liquidity in the medium and long-term.
3. We note that your Other Current Liabilities category represents over 35% of your total current liabilities. Rule 5-02.20 of Regulation S-X requires that any amounts greater than 5 % be separately presented on the balance sheet or in a note. Note 7 as referenced, addresses only a small portion of other current liabilities. With a view towards expanded disclosures in future filings, please tell us what consideration you have given to this requirement.

Note 9- Long -Term Debt, page 37
4. Please provide us with a more comprehensive explanation of the terms of your convertible notes. It appears that the conversion ratio is subject to adjustment in one of the series and also could require you to cash settle the notes if a change in control occurs. Please tell us what consideration you have given to whether the conversion options in your convertible notes are embedded derivatives which should be bifurcated from the notes. Reference SFAS No. 133 and EITF
00-19.

Exhibits 31.2 and 31.2
5. We note that in your certifications where you are instructed to insert the identity of the certifying individual you include the title of such individual. This practice is not permissible as the language of the certifications required by Section 302 of Sarbanes-
Oxley and our rules under that Section should not be altered in any way. The certifying officer is required to certify in their personal capacity. Please ensure that in future filings your certification language conforms exactly to the applicable rules. In addition, please have your certifying officers supplementally represent to us that they are signing all of the certifications in their personal capacity.



*    *    *    *
		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-
3747,
or in her absence, to me at (202) 551-3689.


							Sincerely,



							John Hartz
							Senior Assistant Chief
Accountant

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Mr. Robert F. Hull, Jr.
Lowe's Companies, Inc.
January 18, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE